EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-176324, 333-61876, 333-160100, 333-143652 and 333-153228) pertaining to the 2000 Long-Term Incentive Plan, the 2006 Equity Incentive Plan, and certain warrants, of our reports dated March 18, 2013, except for Note 1A, as to which the date is November 13, 2013, with respect to the consolidated financial statements and schedule of RadNet, Inc. and subsidiaries, and March 18, 2013, except for the effects of the material weakness described in the sixth paragraph as to which the date is November 13, 2013, with respect to the effectiveness of internal control over financial reporting of RadNet, Inc. and subsidiaries, included in this annual report (Form 10-K/A) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

Los Angeles, California

November 13, 2013